EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
September 20, 2012

3.	News Release
September 20, 2012 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. is pleased to announce the appointment of Jennifer Archibald as Chief Financial Officer (CFO) of the company, following the resignation of Curtis Sikorsky. Mr. Sikorsky will continue to serve the company in a consulting capacity to assist during the transition.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:            Dr. William Hunter
Title:              Interim Chief Executive Officer
Phone No.:    604-677-6905

9.	Date of Report
September 20, 2012

Per:  “Bill Hunter”
Dr. William Hunter,
Interim Chief Executive Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome Announces Appointment of Jennifer Archibald as Chief Financial Officer

VANCOUVER, British Columbia, Sept. 20, 2012 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) is pleased to announce the appointment of Jennifer Archibald as Chief Financial Officer (CFO) of the company, following the resignation of Curtis Sikorsky. Mr. Sikorsky will continue to serve the company in a consulting capacity to assist during the transition.

"We are delighted to have Jennifer join the Cardiome executive management team. Over the past six years, Jennifer has proven herself to be a highly capable senior finance leader. She is thoroughly familiar with all financial and operational aspects of the company, and is well qualified to seamlessly take on her new role as CFO," said Dr. William Hunter, Interim CEO of Cardiome. "We would like to thank Curtis for his valuable contributions to Cardiome and we wish him well in his future endeavours."

Ms. Archibald has more than 15 years of financial management experience in both public and private companies and has served as Cardiome's Director of Finance for the past six years. Prior to joining Cardiome, Ms. Archibald managed the accounting operations at the corporate office of The Jim Pattison Group, the third largest private company in Canada, and was a corporate auditor with KPMG. She is a Chartered Accountant and earned a Bachelor of Commerce from the University of British Columbia.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, Brinavess™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT:   Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com